Mail Stop 3561

May 6, 2010

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

     Re: **Live Current Media Inc.**
               Amendment No. 3 to Registration Statement on Form S-1
               Filed April 26, 2010
               File No. 333-158951

Mr. Hampson:

We have reviewed your response letter dated April 23, 2010 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. Also, please respond supplementally to our comments regarding your Form 10-K for the fiscal year ended December 31, 2009. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 6

1. We note in your Form 10-K filed for the fiscal year ended December 31, 2009 that your disclosure controls and procedures remain ineffective as of December 31, 2009. Please add a risk factor regarding the ineffectiveness of your disclosure controls and procedures. For the distinction between disclosure controls and procedures and internal controls over financial reporting, please see Rule 15d-15(e)-(f) of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results…page 16

Results of Operation, page 27

Global Cricket Venture, page 34

2. We note your disclosure on page 15 regarding your sale of the cricket.com website and under Note 6 on page F-20. Your disclosure on page 15 indicates that you received three payments towards the sale of the cricket.com website. Under Note 6 you state that you only received two payments, one before year end and one after. Please revise these sections to make them consistent.

Changes in and Disagreements With Accountants On Accounting…page 53

3. We notice that you omitted the disclosure regarding the dismissal of Dale Matheson Carr Hilton LaBonte LLP as your accountant on January 24, 2008, which is within the past two fiscal years. Please provide the disclosures required under Item 304 of Regulation S-K regarding this change or advise us why it is not appropriate for you to do so.

Certain Relationships and Related Transactions, page 67

4. Please clarify the statement regarding the services you have provided another company since March 2009 for $6,000 per month. It is unclear whether you are referring to your CEO or to the other company's CEO or if they are the same person.

Consolidated Financial Statements December 31, 2009 and 2008, page F-1

Note 19 – Subsequent Events, page F-34

5. We note your disclosure under Note 19 on page F-34 regarding your transfer of domain names and related assets of your Perfume.com business from your 98.2% owned subsidiary DHI to a wholly-owned subsidiary. Please revise your business section appropriately to disclose this change or advise why it is not appropriate for you to do so.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 30

Disclosure Controls and Procedures, page 30

6. We note that your management has concluded that your disclosure controls and procedures are not effective as of the end of the period covered by the report. Please tell us the steps you are taking to make your disclosure controls and procedures effective. Please confirm that you will provide updates as to your efforts to make

your disclosure controls and procedures effective in your future periodic reports.

<u>Exhibit 31.1</u>

7. We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 continues to vary from the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, paragraph two includes the word "annual" before the word "report." Also, you continue to include "Live Current Media Inc. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002" as the title to the certification when this is not set forth in the form. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please make appropriate changes to your future certifications and confirm your intention to do so.

Please respond to the comments regarding your Form 10-K for the fiscal year ended December 31, 2009 within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert Errett, Staff Attorney, at (202) 551-3225 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mary Ann Sapone, Esq.
        Richardson & Patel, LLP
        Via facsimile